Exhibit 2(K)(viii)(a)

AMENDED SCHEDULE A

to the

AMENDED AND RESTATED EXPENSE LIMITATION AGREEMENT

ING SENIOR INCOME FUND

OPERATING EXPENSE LIMITS

Maximum Operating Expense Limit (as a percentage of managed and average net assets)
Name of Fund*	Class A	Class B	Class C	Class Q	Class I(1)	Class W(1)
ING Senior Income Fund Term Expires July 1, 2009	0.90% of Managed Assets	0.90% of Managed Assets	0.90% of Managed Assets	0.90% of Managed Assets	0.90% of Managed Assets	0.90% of Managed Assets
	plus	plus	plus	plus	plus	plus
	0.45% of average daily Net Assets	1.20% of average daily Net Assets	0.95% of average daily Net Assets	0.45% of average daily Net Assets	0.20% of average daily Net Assets	0.20% of average daily Net Assets

* This Agreement shall automatically renew for one-year terms with respect to a Fund unless otherwise terminated in accordance with the Agreement.

(1) Class I and Class W Shares effective on April 15, 2008.